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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ENDWAVE CORP
—————————————————————————————————————————
(Name of Issuer)

Common Stock, $0.001 par value
—————————————————————————————————————————
(Title of Class of Securities)

29264A206
————————————————
(CUSIP Number)

10 September 2009
—————————————————————————————————————————
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (8-07)

CUSIP No. 29264A206 13G Page 2 of 13

1. Names of Reporting Persons. Empire Capital Partners, LP
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 146,874 Common Stock Shares
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 146,874 Common Stock Shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 146,874
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 1.5%
12. Type of Reporting Person (See Instructions) PN

CUSIP No. 29264A206 13G Page 3 of 13

1. Names of Reporting Persons. Empire GP, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 146,874 Common Stock Shares
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 146,874 Common Stock Shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 146,874
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 1.5%
12. Type of Reporting Person (See Instructions) OO

CUSIP No. 29264A206 13G Page 4 of 13

1. Names of Reporting Persons. Empire Capital Management, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 333,890 Common Stock Shares
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 333,890 Common Stock Shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 333,890
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 3.5%
12. Type of Reporting Person (See Instructions) OO

CUSIP No. 29264A206 13G Page 5 of 13

1. Names of Reporting Persons. Scott A. Fine
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 480,764 Common Stock Shares
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 480,794 Common Stock Shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 480,794
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.0%
12. Type of Reporting Person (See Instructions) IN

CUSIP No. 29264A206 13G Page 6 of 13

1. Names of Reporting Persons. Peter J. Richards
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 480,764 Common Stock Shares
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 480,764 Common Stock Shares
9. Aggregate Amount Beneficially Owned by Each Reporting Person 480,764
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 5.0%
12. Type of Reporting Person (See Instructions) IN

CUSIP No. 29264A206                                                          13G                                                       Page 7 of 13

______________________________________________________________________________________
Item 1(a).  Name of Issuer:

Endwave Corp.

______________________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

130 Baytech Drive, San Jose, CA  95134

______________________________________________________________________________________
Item 2(a).  Name of Person Filing:

This statement is filed by:

(i) Empire Capital Partners, LP, a Delaware limited partnership ("Empire Capital"), with respect to the shares of Common Stock directly owned by it

(ii) Empire GP, LLC, a Delaware limited liability company ("Empire GP"), with respect to the shares of Common Stock directly owned by Empire Capital

(iii) Empire Capital Management, LLC, a Delaware limited liability company ("Empire Management") with respect to the shares of Common Stock directly owned by Empire Capital Partners, LTD (the "Empire Overseas Fund"), Charter Oak Partners, LP, Charter Oak Partners II, LP and Charter Oak Master Fund LP (the "Charter Oak Funds") and Empire Capital Partners Enhanced Master Fund, LTD (the "Enhanced Master Fund")

(iv) Mr. Scott A. Fine ("Mr. Fine") with respect to the shares of Common Stock directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund and

(v) Mr. Peter J. Richards ("Mr. Richards") with respect to the shares of Common Stock directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

______________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

One Gorham Island, Suite 201, Westport, CT 06880

______________________________________________________________________________________
Item 2(c).  Citizenship:

Empire Capital is a limited partnership organized under the laws of the State of Delaware.  Each of Empire GP and Empire Management is a limited liability company organized under the laws of the State of Delaware.  Mr. Fine and Mr. Richards are each a United States citizen.

______________________________________________________________________________________
Item 2(d).  Title of Class of Securities:

Common Stock, $0.001 par value

______________________________________________________________________________________
Item 2(e).  CUSIP Number:

29264A206

______________________________________________________________________________________
Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

             (a)  [_]  Broker or dealer registered under §15 of the Act (15 U.S.C. 78o).

             (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

             (c)  [_]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

             (d)  [_]  Investment company registered under section 8 of the Investment Company Act of 1940
                           (15 U.S.C 80a-8).

             (e)  [_]  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

             (f)  [_]  An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

             (g)  [_]  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

             (h)  [_]  A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [_]  A church plan that is excluded from the definition of an investment company under section 3(c)(14)
                         of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j)  [_]  Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 29264A2066                                                           13G                                                       Page 8 of 13

______________________________________________________________________________________
Item 4.  Ownership.

     Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

   A.  Empire Capital Partners, LP and Empire GP, LLC:

  (a)  Amount beneficially owned:

146,874	Common Stock

     (b)  Percent of class:

1.5%

The percentages used herein and in the rest of Item 4 are calculated based upon the 9,593,548 shares of Common Stock issued and outstanding as of July 24, 2009 as reflected in the Issuer's Form 10Q filed on August 14, 2009.

    (c)  Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote

-0-

            (ii)   Shared power to vote or to direct the vote

146,874	Common Stock

            (iii)  Sole power to dispose or to direct the disposition of
-0-

            (iv)  Shared power to dispose or to direct the disposition of

146,874

Empire Capital has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Empire GP.  Empire GP does not directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.

 CUSIP No. 29264A206                                                           13G                                                       Page 9 of 13

B.  Empire Management:

  (a)  Amount beneficially owned:

333,890	Common Stock

     (b)  Percent of class:

3.5%

     (c)  Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote

-0-

            (ii)   Shared power to vote or to direct the vote

333,890	Common Stock

            (iii)  Sole power to dispose or to direct the disposition of
-0-

            (iv)  Shared power to dispose or to direct the disposition of

333,890

The Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund each have the power to dispose of and the power to vote the shares of Common Stock beneficially owned by them, which power may be exercised by their investment manager, Empire Management.  Empire Management does not directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Empire GP may be deemed to own beneficially the shares owned by the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

 CUSIP No. 29264A206                                                           13G                                                       Page 10 of 13

C.  Mr. Scott Fine

  (a)  Amount beneficially owned:

480,764	Common Stock

     (b)  Percent of class:

5.0%

     (c)  Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote

-0-

            (ii)   Shared power to vote or to direct the vote

480,764	Common Stock

            (iii)  Sole power to dispose or to direct the disposition of

-0-

            (iv)  Shared power to dispose or to direct the disposition of

480,764

Mr. Fine and Mr. Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), each may be deemed to own beneficially the shares owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

CUSIP No. 883906406                                                           13G                                                       Page 11 of 13

 D.  Mr. Peter J. Richards

  (a)  Amount beneficially owned:

480,764	Common Stock

     (b)  Percent of class:

5.0%

     (c)  Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote

-0-

            (ii)   Shared power to vote or to direct the vote

480,764	Common Stock

            (iii)  Sole power to dispose or to direct the disposition of
-0-

            (iv)  Shared power to dispose or to direct the disposition of

480,764

Mr. Fine and Mr. Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), each may be deemed to own beneficially the shares owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

 CUSIP No. 29264A206                                                           13G                                                       Page 12 of 13
______________________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Not Applicable
______________________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Empire GP, the general partner of Empire Capital, has the power to direct the affairs of Empire Capital, including decisions respecting the disposition of the proceeds from the sale of Common Stock.  Empire Management, the investment manager of the Empire Overseas Fund, has the power to direct the affairs of the Empire Overseas Fund, including decisions respecting the disposition of the proceeds from the sale of Common Stock.  Empire Management, pursuant to investment management agreements with Charter Oak, Charter Oak II and Charter Oak Master, has the power to dispose of the proceeds from the sale of Common Stock with respect to those assets of the Charter Oak Funds under its discretion.  Empire Management, pursuant to an investment management agreements with the Enhanced Master Fund, has the power to dispose of the proceeds from the sale of Common Stock with respect to those assets under its discretion.  Mr. Fine and Mr. Richards are Members of Empire GP and Empire Management and, in their capacities, direct the operations of Empire GP and Empire Management.

______________________________________________________________________________________
Item 7.  Identification and Classification of the Subsidiary Which Acquired the  Security Being Reported on by
             the Parent Holding Company or Control Person.

Not Applicable

______________________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

Not Applicable

______________________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

Not Applicable

______________________________________________________________________________________
Item 10.  Certifications.

               (a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

               (b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

                     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29264A206                                                          13G                                                       Page 13 of 13

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 14, 2009
(Date)

By: /s/ Scott A. Fine
Scott A. Fine, as Member of Empire GP, LLC and Empire Capital Management, LLC

(Signature/Name/Title)

By: /s/ Peter J. Richards
Peter J. Richards, as Member of Empire GP, LLC and Empire Capital Management, LLC

(Signature/Name/Title)

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).